SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 28 2005

DIVISION OF MARKET REGULATION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington

05037069

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nighthawk Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

473 Sylvan Avenue
(No. and Street)

Englewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven A. Lonsdorf — 201-567-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn, Horlacher & Parker
(Name – *if individual, state last, first, middle name*)

301 Oxford Valley Road, Suite 602	Yardley	PA	19067
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven A. Lonsdorf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nighthawk Partners, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DANIELLE D'ORAZIO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIGHTHAWK PARTNERS, INC.

REPORT ON INTERNAL CONTROL
FOR
NATIONAL ASSOCIATION OF SECURITIES DEALERS

FOR THE YEAR ENDED DECEMBER 31, 2004

FLYNN, HORLACHER & PARKER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania
KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania
KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210
NEW JERSEY
(609) 695-2211
FAX
(215) 369-8220

Board of Directors
Nighthawk Partners, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Nighthawk Partners, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flynn, Horlacher & Parker, P.C.

Flynn, Horlacher & Parker, P.C.
Yardley, Pennsylvania
February 10, 2005

NIGHTHAWK PARTNERS, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
CONSOLIDATED FINANCIAL STATEMENTS	
Consolidated Statement of Financial Condition	2-3
Consolidated Statement of Income	4
Consolidated Statement of Changes in Stockholder's Equity	5
Consolidated Statement of Cash Flows	6
Notes to Consolidated Financial Statements	7-12
SUPPLEMENTARY INFORMATION	
Computation of Net Capital	13-14

FLYNN, HORLACHER & PARKER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania
KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania
KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210
NEW JERSEY
(609) 695-2211
FAX
(215) 369-8220

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Nighthawk Partners, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Nighthawk Partners, Inc. (an "S" Corporation) and Subsidiary as of December 31, 2004, and the related consolidated statement of income and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nighthawk Partners, Inc. and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn, Horlacher & Parker, P.C.

February 10, 2005

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash (Note 3)	$3,818,371
Accounts Receivable, Less Allowance for Doubtful Accounts of $0	5,487,500
Prepaid Expenses	16,093
Property and Equipment, at cost Less Accumulated Depreciation of $30,845 (Note 4)	70,425
Other Assets	159,359
	$9,551,748

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2004

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 574,253
Due to Stockholder	644
	574,897
Commitments and Contingent Liabilities (Notes 5, 8 & 9)	-
Stockholder's Equity:	
Common Stock (No Par Value, 2,500 Shares Authorized, and 350 Shares Outstanding)	47,797
Retained Earnings	8,929,054
Total Stockholder's Equity	8,976,851
	$9,551,748

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2004

REVENUES	$17,098,722
OPERATING EXPENSES	
Compensation and Benefits	3,655,254
Occupancy and Equipment Rentals	159,296
Other Operating Expenses	803,192
TOTAL OPERATING EXPENSES	4,617,742
INCOME FROM OPERATIONS	12,480,980
OTHER INCOME	22,588
INCOME BEFORE INCOME TAXES	12,503,568
INCOME TAX PROVISION (Note 2)	0
NET INCOME	$12,503,568

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Common Stock	Retained Earnings	Total
Balance, January 1, 2004	$47,797	$ 3,775,486	$ 3,823,283
Net Income for Year	-	12,503,568	12,503,568
Distributions to Stockholder	-	(7,350,000)	(7,350,000)
Balance, December 31, 2004	$47,797	$ 8,929,054	$ 8,976,851

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash Flows from Operating Activities:	
Cash Received from Customers	$ 14,111,222
Cash Paid to Suppliers and Employees	(4,198,472)
Dividend Income Received	22,588
Interest Expense Paid	-
Income Taxes (Paid) Refunded	-
Net Cash Provided by (Used in) Operating Activities	9,935,338
Cash Flows from Investing Activities:	
Equipment Purchases	(50,417)
Net Cash Provided by (Used in) Investing Activities	(50,417)
Cash Flows from Financing Activities:	
Reduction – Stockholder Loan	(12,224)
Distributions to Stockholder	(7,350,000)
Net Cash Provided by (Used in) Financing Activities	(7,362,224)
Net Increase (Decrease) in Cash	2,522,697
Cash – Beginning	1,295,674
Cash – Ending	$ 3,818,371
Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	$ 12,503,568
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	12,755
Decrease (Increase) in Accounts Receivable	(2,987,500)
Decrease (Increase) in Prepaid Expenses	40,810
Decrease (Increase) in Other Assets	(96,966)
Increase (Decrease) in Accounts Payable and Accrued Expenses	462,671
Net Cash Provided by (Used in) Operating Activities	$ 9,935,338

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Nighthawk Partners, Inc. (the "Company") was incorporated under the laws of the State of New Jersey on January 23, 1997. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of NASD Inc. (NASD). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company's subsidiary, Nighthawk Strategic Advisors LLC (NHSA), was incorporated under the laws of the State of Delaware on July 23, 2004. NHSA is a disregarded entity for income tax purposes and serves as an investment manager of a private investment fund.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant inter-company balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operating expenses. Additions to property and equipment or expenditures, which increase the useful lives of the assets are capitalized. Depreciation is being provided primarily by the straight-line method over the estimated useful lives of the assets.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company's stockholder elected under the Internal Revenue Code, New Jersey state law and New York state law to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholder is taxed on his proportionate share of the Company's net income. Accordingly, no provision or liability for income taxes has been made in the accompanying financial statements.

Revenue Recognition

Consulting revenue is recorded when earned. Incentive revenue is recorded at such time that it can be determined by the Company to be a bona fide receivable.

Note 3 - Cash

Cash consists of the following:

Bank Checking and Savings Accounts	$ 61,124
Prime Obligation Money Market Account	3,757,247
	$3,818,371

Note 4 – Property and Equipment

The following is a summary of property and equipment.

	Estimated Useful Lives in Years	
Furniture and Fixtures	5	$ 13,375
Machinery and Equipment	5	87,895
		101,270
Less: Accumulated Depreciation		30,845
TOTAL		$ 70,425

Depreciation expense was $12,755 for the year ended December 31, 2004.

Note 5 – Leases

The Company leases office space and two vehicles under separate noncancelable operating leases. The leases expire in various periods through June 2008. The following is a schedule of future minimum lease payments required under the above noncancelable operating leases:

Year Ending December 31:	
2005	$ 61,947
2006	22,500
2007	18,500
2008	6,450
2009	-
Thereafter	-
	$109,397

Net lease expense charged to operations for the year was $69,247.

Note 6 – Defined Benefit Pension Plan

Effective February 1, 2002, the Company adopted a qualified noncontributory defined benefit pension plan covering substantially all employees. The benefits are based on minimum age and service requirements. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

Benefit obligation at December 31, 2004	$1,067,597
Fair value of plan assets at December 31, 2004	$1,088,709
Funded status at December 31, 2004	$ 21,112
Prepaid (accrued) pension cost recognized in the balance sheet at December 31, 2004 – other asset	$ 106,159

Note 6 – Defined Benefit Pension Plan (Continued)

	Year Ended December 31, 2004
Other Comprehensive Income	$ 0
Net periodic pension cost	$259,978
Employer contributions	$306,944
Plan participants' contributions	$ 0
Benefits paid	$ 0

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.0% and 0%, respectively. The expected long-term rate of return on assets was 7.50%.

The accumulated benefit obligation for the defined benefit pension plan was $1,067,597 at December 31, 2004.

The Company's pension plan weighted-average asset allocations at December 31, 2004 by asset category are as follows:

Asset Category	Plan Assets at December 31, 2004
Equity Securities	95.6%
Debt Securities	0%
Real Estate	0%
Other	4.4%
Total	100%

Note 6 – Defined Benefit Pension Plan (Continued)

The Company's target asset allocation as of December 31, 2004 by asset category, is as follows:

Asset Category	
Equity Securities	70-100%
Debt Securities	0-20%
Real Estate	0-20%
Other	0-20%

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The Investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute approximately $300,000 to its pension plan in 2005.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	$ 0
2006	0
2007	0
2008	0
2009	0
Years 2010-2015	0

Note 7 – Defined Contribution Pension Plan

Effective January 1, 2004, the Company adopted a qualified non-contributory defined contribution pension plan covering all eligible non highly compensated employees. The contributions are based on discretion of management. Employees are vested immediately. The Company's 2004 contribution to the plan, charged to operations, was $76,000.

Note 8 – Concentration of Credit Risk

Cash Balance

The Company maintains its cash accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2004, the Company had cash on deposit not covered by FDIC insurance of approximately $3,757,247.

Major Customer

Revenues for 2004 include revenues from one major customer. This customer accounted for 67.71% of total revenue for 2004. Accounts receivable from this customer totaled 54.67% of total accounts receivable as of December 31, 2004.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the NASD and NFA minimum financial requirements which require that the Company maintain a minimum net capital. This amount is defined by NASD and NFA as the greater of 6.67% of aggregate indebtedness or $30,000. At December 31, 2004, the Company had net capital of $3,167,856, which was $3,110,366 in excess of its required net capital, for NASD and NFA. The Company's net capital ratio was .18 to 1.

SUPPLEMENTARY INFORMATION

NIGHTHAWK PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net Capital

Total Consolidated Stockholder's Equity		$8,976,851
Deduct Stockholder's Equity Not Allowable for Net Capital		-
Total Stockholder's Equity Qualified for Net Capital		8,976,851
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		-
Other (Deductions) or Allowable Credits-Deferred Income Taxes Payable		-
Total Capital and Allowable Subordinated Borrowings		8,976,851
Deductions and/or Charges:		
Nonallowable Assets:		
Accounts Receivable	$(5,487,500)	
Prepaid Expenses	(16,093)	
Fixed Assets (Net)	(70,425)	
Other Assets	(159,359)	
		(5,733,377)
Net Capital Before Haircuts on Securities Positions		3,243,474
Haircuts on Securities:		
Money Market		(75,618)
Net Capital		$ 3,167,856

Aggregate Indebtedness

Items Included in Statement of Financial Condition:	
Due to Officers	$ 644
Accrued Expenses	574,253
Total Aggregate Indebtedness	$ 574,897

NIGHTHAWK PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Computations of Basic Net Capital Requirements

Minimum Net Capital Required	$ 38,326
Excess Net Capital at 1,500 Percent	$3,081,621
Excess Net Capital at 1,000 Percent	$3,110,366
Ratio Aggregate Indebtedness to Net Capital	.18 to 1

Reconciliation with Company's Computation

Net Capital, as Reported in Company's (Unaudited) FOCUS Report	$3,222,654
Audit Adjustments, Net	(54,798)
Net Capital, Per Above	$3,167,856